MAINSTAY GROUP OF FUNDS

51 Madison Avenue

New York, NY 10010

August 12, 2019

VIA EDGAR

Mr. Frank Buda

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to Comments on the 485A filing (the “Registration Statement”) for MainStay Funds Trust (SEC File No. 333-160918) (the “Registrant”)

Dear Mr. Buda:

This letter responds to comments that you provided telephonically on July 17, 2019 regarding the Registration Statement (SEC Accession No. 0001144204-19-028442) filed by the Registrant on May 28, 2019. Any capitalized term used in this response letter but not defined shall have the meaning given to such term in the Registration Statement.

Prospectus: MainStay MacKay Short Term Municipal Fund

Comment 1:         Fees and Expenses of the Fund: Please identify the clean share classes covered by this disclosure.

Response: We have made the requested revision.

Comment 2:         Principal Risks: Municipal Bond Risk: Given the investment strategy of the Fund, please move this risk to one of the first risks.

Response: We have made the requested revision; however, we note that the risks are not necessarily listed by importance. In addition, the relative importance of the risks of investing in the Fund may change as a result of changing market conditions among other reasons.

Comment 3:         Principal Risks: Floaters and Variable Rate Notes Risk: Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, please explain to us why supplementally. Please tailor any such principal risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include fallback provisions that address how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments, and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

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Response: The Registrant does not believe that the expected discontinuation of LIBOR is a principal risk of the Fund. The Fund invests in short-term, floating rate instruments with interest rates that are not based on LIBOR. Nevertheless, the Registrant has determined to add disclosure in the “More About Investment Strategies and Risks” section of the Fund’s prospectus in response to this comment.

Comment 4:         Principal Risks: Municipal Bond Focus Risk: Please identify the areas of focus and tailor risk appropriately here.

Response: We respectfully decline to revise this risk. The areas of focus may change, and for purposes of this risk, we believe that it is more important that shareholders are made aware that the Fund’s exposure to any area of focus may significantly impact the Fund’s portfolio.

Comment 5:         Past performance: Please identify the classes that do not have one year’s performance.

Response: We respectfully decline to add this disclosure, as it is only meant to explain to shareholders that certain classes do not yet have one full calendar year of performance.

More About Investment Strategies and Risks

Comment 6:         Please clarify that the 80% is comprised entirely of such securities and does not merely include such securities:

In accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of the value of its assets (net assets plus the amount of any borrowings for investment purposes) in municipal debt securities, which include debt obligations issued by or on behalf of a governmental entity or other qualifying entity/issuer that pays interest that is, in the opinion of bond counsel to the issuers, generally excludable from gross income for federal income tax purposes (except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax).

Response: We respectfully decline to make any changes in response to this comment. We note that this disclosure accurately reflects the Fund’s 80% investment policy as approved by the Board pursuant to Rule 35d-1.

Comment 7:         Floating Rate Loans: If the Fund invests in covenant-light (cov-lite) loans, please describe such loans and the extent to which the Fund may invest in them. Please also enhance the disclosure of risks of such loans.

Response: The Fund does not currently invest in covenant-light loans.

Shareholder Guide

Comment 8:         INFORMATION ON FEES: Small account fee: Please include this fee in the fee table for the relevant Funds. Item 3. Instruction 2(d).

Response: We respectfully decline to add this disclosure, as the small account fee only applied to less than 1% of the Fund’s shareholder base during its last fiscal year.

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Comment 9:         Please disclose in the following that the redemption will be the earlier of when the check proceeds clear or 10 days:

•	If you redeem shares that were purchased by check or ACH shortly before such redemption, MainStay Funds will process your redemption but may delay sending the proceeds for more than 7 days (normally 10 days) to reasonably ensure that the check or ACH payment has cleared.

Response: We have made the requested revision.

Comment 10:      General Policies: Please explain or delete “generally” in the following sentence:

Calls received before 4:00 pm Eastern time will generally receive the current day's NAV.

Response: The investor may not receive the current day’s NAV under certain circumstances, for example when there is a day that the New York Stock Exchange closes early or unexpectedly. The Registrant believes that it is important to keep “generally” so that shareholders understand that there are situations when they may not receive the current day’s NAV.

Comment 11:      Operation as a Manager of Managers: Please clarify that it is Wholly-Owned:

Certain MainStay Funds, including those listed in the table below, have approved operating under a manager-of-managers structure with respect to any affiliated or unaffiliated subadvisor, and may rely on the Order as it relates to both Wholly-Owned Subadvisors and unaffiliated subadvisors, while other MainStay Funds may rely on the Order only as it relates to unaffiliated subadvisors.

Response: We note that the shareholders of certain Funds have approved such Funds to operate under any manager-of-managers structure, including pursuant to the Order. For this reason, the Registrant respectfully declines to incorporate this comment.

Appendix A – Intermediary-Specific Sales Charge Waivers and Discounts

Comment 12:      Please consider deleting the first two paragraphs under Raymond James:

Intermediary-Defined Sales Charge Waiver Policies

The availability of certain initial or deferred sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares.

Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent deferred (back-end) sales load (“CDSC”) waivers, which are discussed below. In all instances, it is the purchaser’s responsibility to notify the fund or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts. For waivers and discounts not available through a particular intermediary, shareholders will have to purchase fund shares directly from the fund or through another intermediary to receive these waivers or discounts.

Response: We have made the requested revision.

Comment 13:      Please define “fund family” as used in the Appendix:

Rights of accumulation which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at Raymond James. Eligible fund family assets not held at Raymond James may be included in the rights of accumulation calculation only if the shareholder notifies his or her financial advisor about such assets.

Response: We have made the requested revision.

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Statement of Additional Information

Comment 14:      Fundamental Investment Restrictions: Please include the “exempt from federal income tax” as required by Rule 35d-1:

Fundamental Investment Policy Related to Fund Name

The MainStay MacKay Short Term Municipal Fund has a name that suggests that the Fund will focus on a type of investment, within the meaning of Rule 35d-1 under the 1940 Act. The Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in municipal debt securities. The Fund’s policy to invest at least 80% of its assets in such a manner is “fundamental,” which means that it cannot be changed without shareholder approval. Please see the discussion regarding fundamental investment restrictions above and in the Fund’s Prospectus for more information.

Response: We have revised the Fund’s fundamental investment policy related to its name so that it aligns with the policy disclosed in the Fund’s prospectus

Comment 15:      Please revise the disclosure to clarify that appropriate cover will depend on the transaction and that these three methods cannot be used as to all derivatives.

•	Senior Securities. A Fund may enter into certain transactions that are economically equivalent to borrowing (i.e., reverse repurchase agreements, short sales and certain derivative transactions). Under the 1940 Act and interpretations thereof, borrowing transactions and certain transactions that create leverage will not be considered to constitute the issuance of a “senior security” by a Fund, and therefore such transaction will not be subject to the limitations otherwise applicable to borrowings by the Fund, if the Fund: (1) maintains an offsetting financial position in accordance with applicable SEC guidance or SEC staff interpretations; (2) maintains liquid assets equal in value to the Fund’s potential economic exposure under the borrowing transaction; or (3) otherwise “covers” the transaction in accordance with applicable SEC guidance or SEC staff interpretations.

Response: We have made the requested revision.

Please contact the undersigned at 201-685-6232 or Thomas Humbert at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Yi Chia Kuo

Yi Chia Kuo

Assistant Secretary

cc:	J. Kevin Gao

Thomas Bogle

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